UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of March 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

International Vending Alliance Selects Sierra Wireless IoT Services to Revolutionize Vending Experience

Sierra Wireless Smart SIM and AirVantage® IoT Platform to enable digital transformation of the world’s largest vending network

VANCOUVER, British Columbia--(BUSINESS WIRE)--March 22, 2018--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that International Vending Alliance (IVA), the largest global network with 1.9 million vending machines in more than 70 countries, has selected Sierra Wireless’ Smart SIM and AirVantage® IoT Platform to revolutionize vending service delivery.

One hundred million customers interact with IVA vending machines daily, but the vending experience has remained largely unchanged for the last 25 years. IVA’s smart “black box” solution, powered by Sierra Wireless IoT Services, is transforming the vending industry by enabling new business models and customer experiences, including cashless payment, touch screens, targeted advertising, online monitoring and more efficient management.

“To compete with consumers’ ever-increasing digital expectations, the vending industry needs to reimagine how we interact with our customers,” said Martijn van den Hazenkamp, CEO of IVA. “IVA’s global network has been actively involved in the creation of a new smart vending solution that will change how vending machines operate so that data can be used to drive sales and customer satisfaction. We teamed up with Sierra Wireless, a global leader in IoT, to develop the vital connectivity and data collection requirements in the solution. Working together, we will modernize the vending experience.”

Sierra Wireless’ Smart SIMs offer global coverage, allowing IVA to use a single SIM across its worldwide network. The SIMs are integrated with the AirVantage IoT platform to manage subscriptions and connectivity and to monitor connectivity services. By connecting and collecting data from its retail assets, IVA can now provide transformative services, such as preventative maintenance, restocking optimization, automated merchandising, advertising, loyalty programs and more.

“IVA’s solution is a wonderful example of how IoT technology can breathe new life into industries that are facing new competitors and shifting consumer preferences,” said Marc Overton, Senior Vice President and General Manager, IoT Services, Sierra Wireless. “This data-driven vending experience, designed around Sierra Wireless connectivity services, allows IVA to innovate and deliver a completely new experience for customers and more efficient management for operators.”

IVA’s solution integrates Sierra Wireless IoT services with Smart Retail Solutions B.V.’s platform for the Retail, Hospitality, Beverage, and CPG industries.

“Combining our platform with Sierra Wireless’ IoT services allows us to provide a 24/7, flexible connectivity solution to the IVA network,” said Adrian Whelan, Director & Co-Founder, Smart Retail Solutions B.V. “We chose the Sierra Wireless solutions due to its ease of use and robustness, and the team involved has been extremely helpful with designing the solution.”

For more information about the Sierra Wireless AirVantage IoT Platform, SIMs and Connectivity Services visit: http://www.sierrawireless.com/products-and-solutions/sims-connectivity-and-cloud-services/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About IVA

Founded in 2002, the International Vending Alliance (IVA) has grown to become the largest single vending network globally. I’s network covers more than 70 countries with an install base more than 1.9 million machines. The network consists of regional leading companies in vending and micro market services. For more information, visit: http://ivavending.com.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,400 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirVantage” and “Sierra Wireless” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 604-233-8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	March 22, 2018